Exhibit 99.1

SYMBIS Surgical System named to 2014 Space Technology Hall of Fame

MRI-compatible robot leveraged from space program technology inspired by goal to improve neurosurgical precision and outcomes

MINNEAPOLIS, May 28, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the SYMBIS Surgical System - the second generation of the neuroArm® / SYMBIS™ program - is a 2014 inductee into the Space Technology Hall of Fame. The Space Foundation honor is directed at technologies originally developed for space exploration that are being transformed into products to help improve the quality of life on Earth.

"As an element of the future of neurosurgery, SYMBIS involves developing more precise minimally-invasive techniques with motion refinement where surgeons can reach small and eloquent areas to remove diseased tissue, and cause no damage to the adjacent delicate structures to protect the patient's quality of life and maximize the success of the surgery," said Meir Dahan, IMRIS Chief Technology Officer and Executive Vice President of Research and Development.

The SYMBIS program originated in 2002 under the name neuroArm as a collaborative research concept primarily between the University of Calgary and MacDonald, Dettwiler and Associates (MDA) - the company which developed large robotic arms for the International Space Station and US space shuttle programs. Design work initially focused on developing haptic (touch sensing) control mechanisms, special motors, semi-automated surgical tool exchange protocols, and communications technologies. The intent was to pair near real-time, high-resolution magnetic resonance (MR) and anatomical images with robotic arm manipulation technologies to provide neurosurgeons with image guidance, precision, accuracy and dexterity.

"Where SYMBIS has come from and is heading to, represents collaborations of many interdisciplinary creative teams of engineers, scientists and surgeons. Our goal was to integrate the surgeon's skills and decision making with mechanized accuracy," said Dr. Garnette Sutherland, Professor of Neurosurgery at University of Calgary, who led the team which developed the original robot, neuroArm. "This honor and research illustrates how the merging of human surgical experience with machines and computerized technology is driving neurosurgical advancement towards more minimalism and finer accuracy."

The SYMBIS system now consists of two manipulator arms with eight degrees of freedom of movement on a mobile base and a remote workstation where a surgeon sits and is provided with a virtual environment that recreates the sight, sound and touch of surgery. The arms operate surgical tools only in conjunction with the surgeon's remote hand movements. (The SYMBIS Surgical System is not currently available for sale.)

In 2008, the original neuroArm was first used by Dr. Sutherland to remove a brain tumor from a patient at Foothills Medical Centre in Calgary and since has been used 60 times for tumor and vascular malformation cases. IMRIS acquired the technology in 2010 to further develop it into an MR-compatible system that will one day, allow the surgeon to do surgery using real time MR imaging in the bore of the magnet. IMRIS is currently working towards a commercialized second generation model integrated within the VISIUS® Surgical Theatre with intraoperative MRI or CT.

IMRIS CEO and President Jay D. Miller said, "We are honored by this award and recognize the pioneering leadership, experience and general support that was brought together to create this game changing tool. By finding ways to improve the vision and precision of surgery through these tools, we are working towards mitigating risks and improving the outcomes for neurosurgical patients and lower costs for the health care system."

Space Technology Hall of Fame inductees were recognized during a ceremony on May 22 in Colorado Springs, CO. The Hall of Fame was created in 1988 by the non-profit Space Foundation to increase public awareness of the benefits resulting from space exploration programs and encourage further innovation. IMRIS, MDA, and the University of Calgary were inducted as organizations; and Dr. Sutherland was admitted as an individual.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE IMRIS Inc.

Image with caption: "The IMRIS neuroArm/SYMBIS surgical robotics program was inducted into the Space Technology Hall of Fame. Accepting the Space Foundation honor were representatives involved in the project (L-R): Jay Miller, Amy Boyle, IMRIS; Dr. Garnette Sutherland, University of Calgary; D. Craig Thornton, MacDonald, Dettwiler and Associates Ltd.; and Meir Dahan, IMRIS. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140528_C7175_PHOTO_EN_40809.jpg

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 28-MAY-14